UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES PUBLIC OFFERING OF SUBORDINATED NOTES

Medellín, Colombia, September 23, 2014

Bancolombia S.A. announces that it published today in the Colombian newspaper "La Republica" a notice of public offering relating to the first issuance of Subordinated Notes as part of the Bank’s issuance program of Ordinary Notes and Subordinated Notes denominated in Colombian Pesos (COP) in an aggregate total amount of up to COP 3 billion (the "Program"). The program was approved by the Board of Directors of the Bank in May 2012 and was subject to automatic registration in the Stock and Issuance National Registry ("Registro Nacional de Valores y Emisones"). The public offering is made in Colombia only.

The issuance amount is of COP 750 million, with the possibility of increasing it to COP 1 billon. The Subordinated Notes are offered in three series due with terms of 10, 15, and 20 years respectively. The notice of public offering specifies the yield for of each series of Subordinated Notes and contains other information regarding the issuance, and is available at:

http://www.grupobancolombia.com/contenidoCentralizado/formatosPDF/relacionInversionistas/gobiernoCorporativo/prospectosAvisosOferta/AvisoOfertaBancolombia.pdf

The Bank intends to use the proceeds from the issuance of the Subordinated Notes for general corporate purposes.

This press release shall not be construed as an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: September 23, 2014	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance